Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem US$300,000,000 Non-cumulative Perpetual Class B Preferred Shares Series 10

TORONTO, January 19, 2012 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced its intention to redeem all of its US$300,000,000 Non-cumulative Perpetual Class B Preferred Shares Series 10 (“Preferred Shares Series 10”) on February 25, 2012.

Having satisfied all conditions precedent, the Preferred Shares Series 10 are redeemable at Bank of Montreal’s option on February 25, 2012, at a redemption price of US$25.00 per share plus all declared and unpaid dividends up to but excluding the date fixed for redemption. Because February 25, 2012, is a Saturday, payment of the redemption price will be made by Bank of Montreal on or after February 27, 2012, upon surrender of the Preferred Shares Series 10.

Separately from the payment of the redemption price, the final quarterly dividend of US$0.371875 per share for the Preferred Shares Series 10 will be paid in the usual manner on February 27, 2012, to shareholders of record on February 1, 2012.

Notice will be delivered to holders of the Preferred Shares Series 10 in accordance with the terms outlined in the Preferred Shares Series 10 prospectus.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $477 billion as at October 31, 2011, and more than 47,000 employees, BMO Financial Group provides a broad range of retail banking, wealth management and investment banking products and solutions.

For News Media inquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

For Investor Relations inquiries:

Michael Chase, Toronto, michael.chase@bmo.com, (416) 867-5452

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019